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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)

   Common Stock, with no par value                              449294206
   (Title of class of securities)                             (CUSIP number)

                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000

                                January 12, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

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

                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Travis Street Partners, LLC
                                 ss. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                                  76-0657668
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Texas
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    00
                                 ---------------------------------------------------------------------------------------



                                       2

                                 ---------------------------------------------------------------------------------------

             1                   NAME OF REPORTING PERSON                                     Timothy J. Gollin
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                                   ###-##-####
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             PF, OO
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 ---------------------------------------------------------------------------------------


                                       3

                                 ---------------------------------------------------------------------------------------

             1                   NAME OF REPORTING PERSON                                     Christopher N. O'Sullivan
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                               ###-##-####
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             PF, OO
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 ---------------------------------------------------------------------------------------


                  This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D filed on December 29, 2000 (the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin") and Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin the "TSP Managers"; and, together with Gollin and TSP the "Reporting Persons").

                  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On January 10, 2001, TSP purchased an aggregate of 20,000 Shares. The aggregate amount of funds required to purchase such Shares was $47,160, including brokerage commissions.

                  Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  On January 12, 2001, the TSP Managers delivered a letter to ICO that reads as follows:

                           TRAVIS STREET PARTNERS, LLC

                                   910 Travis
                                   Suite 2150
                                Houston TX 77002
                                 (713) 759-2030
                               fax (713) 759-2040




VIA COURIER


January 12, 2001


Dr. Asher O. Pacholder,  Chairman & CFO
ICO Inc.
11490 Westheimer
Suite 1000
Houston TX 77077

Dear Dr. Pacholder:

Through your attorneys, we understand you are interested in reopening our discussions relative to a transaction through which Travis Street Partners, LLC or an affiliate ("TSP") would acquire ICO, Inc. or its oilfield services business.

In your December 22, 2000 letter to us, you advised us that the ICO Board of Directors had unanimously determined that the "process" we had outlined in our December 20, 2000 letter to you was unacceptable.

To restart our discussions on a mutually beneficial basis, we think it would be most productive if ICO might:

1. Define for us which elements of the process we outlined were unacceptable and suggest ways in which we could make the process workable for both sides.

2. Respond meaningfully to the economic and financial terms of our December 20, 2000 letter.

3. Describe the terms under which ICO's Board of Directors would consider recission or waiver of the Poison Pill.

4. Work openly with us to try to come to terms on the economic parameters which might be used to value the Company or the oilfield services business.

Finally, after defining a formula for valuation, and subject to appropriate mutual agreements, we will look forward to the opportunity to review ICO books and records in order to try to maximize the value we can offer for ICO or its oilfield services business.

The best context for the initial steps outlined above, we think, would be another meeting together. We are at your disposal as to the time and place of this meeting.

Meanwhile, we hope you appreciate that if the Company's cash is wasted or the Company doesn't meet operating objectives, the value of the Company could drop substantially and so could our offer.

Further, while we would not rule out a possible acquisition of ICO's oilfield services business, our primary interest is in the purchase of the entire company. We believe a transaction involving the entire company will be more favorable to shareholders than a transaction which simply involves a single division.

Thank you once again for giving us the opportunity to explain our position more clearly. We look forward to your speedy reply.

Very truly yours,




TRAVIS STREET PARTNERS, LLC
by:  Christopher N. O'Sullivan, Manager

cc:      Dr. Sylvia A. Pacholder, President & CEO - ICO Inc.
         Steve Rubin,  Esq. - Weil, Gotshal & Manges LLP

                  Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date of this Amendment No. 1, TSP beneficially owned in the aggregate 1,158,300 Shares constituting 5.11% of the outstanding Shares (the percentage of Shares owned being based upon 22,686,987 Shares outstanding on December 18, 2000, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000).

                  Each of the TSP Managers possesses shared voting and investment power over, and may be deemed to beneficially own, Shares which TSP beneficially owns. Each of the TSP Managers disclaims beneficial ownership of such Shares for all other purposes.

                  (b) The responses to Items 7-11 on each of pages 2-4 hereof which relate to voting and disposition of Shares with respect to each Reporting Person are incorporated herein by reference.

                  (c) Except as set forth on Exhibit 4, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                  4. Transactions in Shares Effected by Reporting Persons During Past 60 Days



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   January 12, 2001

                                TRAVIS STREET PARTNERS, LLC

                                By:  /s/ Christopher N. O'Sullivan
                                   --------------------------------------------
                                     Christopher N. O'Sullivan, Manager

                                     /s/ Timothy J. Gollin
                                   --------------------------------------------
                                     Timothy J. Gollin

                                     /s/ Christopher N. O'Sullivan
                                   --------------------------------------------
                                     Christopher N. O'Sullivan

                                  EXHIBIT INDEX



EXHIBIT NO.            DESCRIPTION
-----------            -----------

     4.                Transactions in Shares Effected by Reporting Persons
                       During Past 60 Days